Exhibit 99.1

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended September 28, 2013

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended September 28, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2013, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Registered office

Pinafore Holdings B.V.

Fred. Roeskestraat 123

1076 EE

Amsterdam

The Netherlands

www.tomkins.co.uk

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report, which cover the 13-week period from June 30, 2013 to September 28, 2013 (‘Q3 2013’) and the 39-week period from January 1, 2013 to September 28, 2013 (‘9M 2013’), with comparative information for the 13-week period from July 1, 2012 to September 29, 2012 (‘Q3 2012’) and the 39-week period from January 1, 2012 to September 29, 2012 (‘9M 2012’).

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Overview

We are a global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used primarily in the industrial and automotive end markets. Approximately 61% of our Q3 2013 sales were generated from the global industrial replacement end market and automotive aftermarket. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, while the automotive aftermarket provides us with both a stable source of revenue and our highest margins.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products.

Our segments operate in diverse end markets, which are highlighted by the following analysis of our total Q3 2013 sales:

$ million	Industrial replacement		Industrial original equipment		Automotive aftermarket		Automotive original equipment		Total
	Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012
– Gates North America	111.3	113.7	75.1	75.3	135.1	134.7	18.3	19.8	339.8	343.5
– Gates South America	14.2	13.1	7.6	4.8	10.6	10.1	5.1	5.4	37.5	33.4
– Gates EMEA	49.6	45.7	21.1	20.5	71.4	61.4	46.2	41.6	188.3	169.2
– Gates APAC	34.9	37.2	23.4	26.5	32.5	32.2	62.4	72.3	153.2	168.2
Gates	210.0	209.7	127.2	127.1	249.6	238.4	132.0	139.1	718.8	714.3

					Residential construction		Manufactured Housing		Total
					Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012
Aquatic					34.4	28.5	1.2	0.9	35.6	29.4
Ongoing operations									754.4	743.7

INDUSTRY TRENDS AND OUTLOOK

During the third quarter of 2013, the US economy continued to show signs of improvement. The US Federal Reserve Industrial Production index continued to improve through the third quarter and in September stood 0.9% higher than the level at June 2013.

European industrial production (as measured by the Eurostat Industrial Production index) showed some signs of improvement in the third quarter of 2013, but remained below the levels seen in 2012, and at August 2013 stood 1.4% lower than in August 2012. Industrial production in China, as measured by the National Bureau of Statistics, grew by 9.6% in the year to September 2013, compared with 9.2% for the same period in 2012.

For 2013 as a whole, we expect industrial production in the Americas to be weak. In Europe we expect continued weakness, with declines possible. Low levels of growth are also expected in industrial activity in Asia.

US miles driven, a key driver of vehicle repair, continued to be weak and was up 0.3% in the year to August 2013 (compared with the same period in 2012) but up by 3.5% in the three months to August 2013 compared with the previous three months, with July and August being particularly strong. The average US price of gasoline, another factor influencing the amount of spending on car maintenance, was $3.58/gallon over the first nine months of 2013, 2.4% lower than the price over the same period in 2012.

For 2013 as a whole, we expect the global automotive aftermarket to grow by around 3 to 5%.

Global automotive original equipment (‘OE’) production volumes (as measured by IHS Global Insight Inc., ‘IHS’) were up by 2.1% year-on-year for the first nine months of 2013, driven by growth in China and North and South America where volumes were up by 10.7%, 4.9% and 9.7% respectively. This growth is offset by declines in Europe, Japan and Korea.

Global volumes grew by 3.0% year-on-year in Q3 2013, with growth in all regions except Europe. For 2013 as a whole, global production volumes are forecast by IHS to grow by 2%, with volumes in China and North America forecast to grow by 10% and 5% respectively and volumes in Japan/Korea and Europe expected to decline by 4% and 2% respectively.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The US housing market continued to improve, with housing starts for the year to August 2013 at 616,000 units, an increase of 22.6% year-on-year. Starts are expected to be around 900,000 units for 2013 as a whole.

RESULTS OF OPERATIONS

Summary Group performance

$ million	Q3 2013	Restated* Q3 2012	9M 2013	Restated* 9M 2012
Continuing operations
Sales	754.4	743.7	2,327.8	2,331.6
Cost of sales	(464.0)	(476.9)	(1,446.9)	(1,485.5)

Gross profit	290.4	266.8	880.9	846.1

Gross profit margin	38.5%	35.9%	37.8%	36.3%
Adjusted EBITDA margin	19.2%	15.5%	18.4%	17.2%
Adjusted EBITDA	145.0	115.3	427.8	401.0
Depreciation and amortization	(54.0)	(60.1)	(162.2)	(180.9)
Share-based incentives	(5.0)	(11.3)	(17.7)	(38.1)
Impairments	(1.9)	—	(2.4)	(3.1)
Restructuring costs	(8.6)	(4.9)	(18.5)	(17.5)
Net gain/(loss) on disposals and on the exit of businesses	0.4	0.6	(0.3)	0.1

Operating profit	75.9	39.6	226.7	161.5

Net finance costs	(34.5)	(111.9)	(99.0)	(236.4)
Income tax (expense)/benefit	(6.4)	65.7	(28.3)	107.2

Profit/(loss) for the period	35.0	(6.6)	99.4	32.3

*	Restated and re-presented (see note 1 to the accompanying financial statements)

Sales

Sales in Q3 2013 were $754.4 million (Q3 2012: $743.7 million), an increase of 1.4% compared with Q3 2012. The quarter’s sales were positively impacted by strong demand in the automotive replacement market, particularly in Europe. Partially offsetting this growth was the adverse impact of movements in average currency translation rates, principally the Japanese Yen in Gates APAC. The Group’s year-to-date sales were $2,327.8 million, $3.8 million lower than in 9M 2012 due to the continued softness in the industrial markets, principally weak demand in the construction, agriculture and transportation sectors in North America. The year-to-date decrease is also attributable to the adverse impact of currency translation rates in Asia throughout 2013. Excluding the impact of movements in average currency translation rates, underlying sales for the first nine months of 2013 were consistent with 9M 2012.

Gross profit

Gross profit was $290.4 million in Q3 2013, an improvement of $23.6 million compared with Q3 2012, driven primarily by lower material costs resulting from lower commodity prices and the benefits of procurement initiatives. Gross profit margin consequently rose to 38.5% for Q3 2013, compared with 35.9% in Q3 2012. The trend for the nine months was broadly similar, with gross profit rising from $846.1 million in 9M 2012 to $880.9 million in 9M 2013, despite slightly lower sales during 9M 2013 compared with 9M 2012. Gross profit margin increased from 36.3% in 9M 2012 to 37.8% in 9M 2013.

Adjusted EBITDA

Adjusted EBITDA was $145.0 million (Q3 2012: $115.3 million) and the adjusted EBITDA margin increased from 15.5% in Q3 2012 to 19.2% in Q3 2013. The improvement in the adjusted EBITDA margin during Q3 2013 was driven largely by a combination of the higher gross profit and administrative cost savings. The year-to-date adjusted EBITDA margin also increased from 17.2% in 9M 2012 to 18.4% in 9M 2013.

Restructuring costs

Restructuring costs in 9M 2013 were $18.5 million (9M 2012: $17.5 million), including $7.2 million recognized during Q3 2013 in respect of the closure of our facility in Ashe County, North Carolina and $4.7 million in respect of business and executive severance and reorganization costs, largely in Gates North America. Also during 9M 2013, restructuring costs of $5.0 million were recognized in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado.

Restructuring costs for the first nine months of 2012 were $17.5 million and related principally to our Sierra initiative that focused on continuous identification and implementation of cost reduction opportunities and efficiency improvements across the Gates businesses.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net finance costs

Net finance costs decreased from $111.9 million in Q3 2012 to $34.5 million in Q3 2013, with a similar year-on-year decrease recognized in 9M 2013. This was due largely to a combination of a decrease in the principal amount of debt outstanding as a result of debt repayments during the first nine months of 2012 (particularly the repayment of $590.0 million of the Second Lien Notes) and, effective January 18, 2013, the re-pricing of Term Loan A and Term Loan B. Included in net finance costs for Q3 2013 are premiums of $3.5 million paid in respect of the 10% call option exercised during the quarter, compared with costs incurred on the prepayment of borrowings of $63.9 million in Q3 2012, primarily in relation to the fully-subscribed $475 million tender offer completed in July 2012. In addition, the Group recognized a net loss of $0.1 million in Q3 2013 relating to the movement in the fair value of the embedded interest rate floor derivatives (Q3 2012: loss of $6.2 million). The key components of net finance costs may be summarized as follows:

$ million	Q3 2013	Restated* Q3 2012	9M 2013	Restated* 9M 2012
Net bank interest and interest on other loans:
– Term loans	20.3	26.5	61.7	80.1
– Second Lien Notes	10.4	15.2	32.6	65.2
– 2015 Notes	0.4	0.4	0.8	1.0
– Other	0.3	—	0.8	0.5

	31.4	42.1	95.9	146.8
Net interest recognized in relation to post-employment benefits	1.5	1.7	4.7	5.2
Loss/(gain) on embedded derivatives	0.1	6.2	(8.3)	11.3
Currency translation (gain)/loss on hedging instruments	(4.0)	(3.9)	(1.2)	(2.1)
Costs incurred on prepayment of borrowings	3.5	63.9	3.5	63.9
Net loss/(gain) on financial liabilities held at amortized cost	—	0.9	(1.2)	6.2
Other	2.0	1.0	5.6	5.1

	34.5	111.9	99.0	236.4

*	Restated (see note 1 to the accompanying financial statements)

Income tax expense

During the 9M 2013, the income tax expense attributable to continuing operations was $28.3 million (9M 2012: benefit of $107.2 million) on a profit before tax of $127.7 million (9M 2012: loss before tax of $74.9 million).

Our effective tax rate in 9M 2013 was lower than the statutory tax rates that are applicable in the jurisdictions in which we operate, primarily as a result of a number of discrete tax items that may occur in any given year, but are not consistent from year to year, such as a reduction in withholding taxes for amendments to existing treaties and legislative changes to statutory tax rates.

Analysis by operating segment

As discussed in note 2 to the accompanying financial statements, following the disposal in 2011 and 2012 of a number of the Group’s non-core businesses and the consequent re-focus on the Gates business, the board of directors have revised the way in which they review and manage the Group’s corporate costs. Previously, the Gates North America segment included certain US income and expenses that related to the worldwide operations (including items relating to royalties, research and development, global marketing, information technology, human resources and other global services). These items are now reallocated across all the Gates segments to ensure comparability of reporting between segments.

In addition, costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) have been previously partially allocated across all of the Group’s segments. These costs are now no longer allocated and are presented within the Corporate segment, providing a clearer view of the controllable performance of the individual operational segments.

Comparative information for Q3 2012 has been re-presented to reflect these segmental reporting revisions.

Furthermore, as discussed in note 1 to the accompanying financial statements, the comparative information for 9M 2012 and for Q3 2012 has been restated for the retrospective impact of the adoption of IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’), which had the following impacts on the Group’s continuing operations:

•	An increase in administrative expenses of $0.7 million in Q3 2012 and $1.9 million in 9M 2012.

•	Reversal in 9M 2012 of $40.7 million (Q3 2012: $13.9 million) previously included in interest expense and $49.2 million (Q3 2012: $16.6 million) previously included in investment income, both in relation to post-employment benefits, and the inclusion in 9M 2012 in other finance (expense)/income of a net interest charge of $5.2 million (Q3 2012: $1.7 million) as determined in accordance with IAS 19R.

•	A corresponding adjustment to other comprehensive income in respect of the above two adjustments.

•	A corresponding switch between tax recognized in profit or loss and tax recognized in other comprehensive income in relation to the above adjustments.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Group’s segmental results are summarized below:

	Sales				Adjusted EBITDA
	Q3 2013 $ million	Q3 2012 $ million	9M 2013 $ million	9M 2012 $ million	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	339.8	343.5	1,046.1	1,051.3	84.2	75.8	245.3	241.1
– Gates South America	37.5	33.4	123.6	114.6	5.1	3.3	15.9	10.9
– Gates EMEA	188.3	169.2	575.5	565.7	32.8	22.0	101.4	90.5
– Gates APAC	153.2	168.2	481.9	512.2	35.4	34.7	104.5	104.5

	718.8	714.3	2,227.1	2,243.8	157.5	135.8	467.1	447.0
Aquatic	35.6	29.4	100.7	87.8	0.5	(6.2)	1.5	(5.4)
Corporate	—	—	—	—	(13.0)	(13.5)	(39.8)	(39.6)

Total ongoing	754.4	743.7	2,327.8	2,331.6	145.0	116.1	428.8	402.0

Exited segments
– Powertrain	—	—	—	—	—	—	(0.5)	—
– Other I&A	—	—	—	—	—	(0.1)	—	(0.2)
– Doors & Windows	—	—	—	—	—	(0.7)	(0.5)	(0.8)

Total exited segments	—	—	—	—	—	(0.8)	(1.0)	(1.0)

Total continuing operations	754.4	743.7	2,327.8	2,331.6	145.0	115.3	427.8	401.0

Discontinued operations	—	311.6	—	1,070.4	—	48.9	—	160.5

Total operations	754.4	1,055.3	2,327.8	3,402.0	145.0	164.2	427.8	561.5

*	Restated and re-presented (see note 1 to the accompanying financial statements)

Summary ongoing segment performance

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2013	2012	2013	2012
Gates North America	45.0% of Q3 2013 sales	24.8%	22.1%	23.4%	22.9%

Sales in Q3 2013 were $339.8 million, down 1.1% compared with Q3 2012 sales of $343.5 million. The decline in sales was driven by lower volumes in the industrial replacement end markets. Year-to-date sales were $1,046.1 million (9M 2012: $1,051.3 million), a decrease of 0.5%, driven by weak demand in our Industrial channels, primarily related to the construction, agriculture and transportation sectors.

Adjusted EBITDA was $84.2 million (Q3 2012: $75.8 million), and the adjusted EBITDA margin increased to 24.8% (Q3 2012: 22.1%), primarily due to lower material costs as a result of procurement initiatives and favorable commodity prices. The year-to-date adjusted EBITDA increased from $241.1 million to $245.3 million, driven by lower material costs and restructuring benefits.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2013	2012	2013	2012
Gates South America	5.0% of Q3 2013 sales	13.6%	9.9%	12.9%	9.5%

Sales were $37.5 million, up 12.3% compared with Q3 2012 sales of $33.4 million. The growth in sales was driven by higher selling prices across the region, as well as volume increases in the industrial OE market. Sales for the nine months followed a similar trend, increasing from $114.6 million in 9M 2012 to $123.6 million in 9M 2013, benefitting in particular from strong agricultural demand.

Adjusted EBITDA was $5.1 million (Q3 2012: $3.3 million), and the adjusted EBITDA margin improved from 9.9% in Q3 2012 to 13.6% in Q3 2013, driven by higher sales volumes and pricing. The adjusted EBITDA for the nine months followed a similar trend, increasing from $10.9 million in 9M 2012 to $15.9 million in 9M 2013.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2013	2012	2013	2012
Gates EMEA	25.0% of Q3 2013 sales	17.4%	13.0%	17.6%	16.0%

Sales were $188.3 million (Q3 2012: $169.2 million), an increase of 11.3%, driven by higher sales to the automotive aftermarket, particularly in Eastern Europe. Sales for the first nine months of 2013 followed a similar trend, increasing from $565.7 million in 9M 2012 to $575.5 million in 9M 2013.

Adjusted EBITDA was $32.8 million, up from $22.0 million in Q3 2012 due principally to higher sales volumes. The adjusted EBITDA margin rose to 17.4% (Q3 2012: 13.0%), driven by manufacturing efficiencies and lower material costs. These factors also drove the year-to-date increase in adjusted EBITDA of 12.0%.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2013	2012	2013	2012
Gates APAC	20.3% of Q3 2013 sales	23.1%	20.6%	21.7%	20.4%

Sales were $153.2 million (Q3 2012: $168.2 million), a decline of 8.9% driven principally by weaker sales to the automotive OE market, particularly in Japan, and the continued adverse impact of average currency translation rates, primarily the Japanese Yen. Sales for the nine months in 2013 followed a similar trend, decreasing from $512.2 million in 9M 2012 to $481.9 million in 9M 2013.

Despite lower sales, adjusted EBITDA increased to $35.4 million (Q3 2012: $34.7 million), driven principally by lower material costs. The adjusted EBITDA margin accordingly increased from 20.6% in Q3 2012 to 23.1% in Q3 2013. The year-to-date adjusted EBITDA remained the same at $104.5 million in 9M 2012 and 9M 2013.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2013	2012	2013	2012
Aquatic	4.7% of Q3 2013 sales	1.4%	(21.1%)	1.5%	(6.2%)

Sales for the quarter were $35.6 million (Q3 2012: $29.4 million), an increase of 21.1% principally as a result of improved market conditions, new products, customer conversions, and stronger retail expansion. Strong market conditions also drove the increase in sales for the first nine months of 2013 from $87.8 million in 9M 2012 to $100.7 million in 9M 2013.

Aquatic’s adjusted EBITDA was $0.5 million (Q3 2012: loss $6.2 million), the increase being due largely to the inclusion in the Q3 2012 results of a one-time unfavorable adjustment of $7.2 million to the product liability provision related to the segment’s former installation business. Excluding that movement, Aquatic’s Q3 2013 adjusted EBITDA was $0.5 million lower than the prior year due primarily to higher material pricing and unfavorable healthcare insurance adjustments, partially mitigated by price increases and continued cost saving benefits.

Corporate

Adjusted EBITDA for our Corporate segment for Q3 2013 was a loss of $13.0 million (Q3 2012: $13.5 million), the improvement compared with Q3 2012 was driven principally by headcount and cost reductions, particularly in relation to legal, consultancy and other professional fees.

Summary ongoing segment performance (last twelve months)

The performance of the Group’s ongoing segments for the twelve months ended September 28, 2013 may be analyzed as follows:

	Sales $ million	Adjusted EBITDA $ million	Adjusted EBITDA margin %
Gates:
– Gates North America	1,352.7	305.4	22.6%
– Gates South America	161.0	19.4	12.0%
– Gates EMEA	743.2	126.5	17.0%
– Gates APAC	649.2	137.0	21.1%

	2,906.1	588.3	20.2%
Aquatic	127.4	1.1	0.9%
Corporate	—	(53.1)	n/a

Total ongoing segments	3,033.5	536.3	17.7%

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

During the nine months ended September 28, 2013, the Group’s net debt decreased by $20.3 million (9M 2012: decreased by $514.7 million) from $1,481.6 million at December 31, 2012 to $1,461.3 million at September 28, 2013.

Cash generated by operations was $214.2 million in 9M 2013 compared with cash generated in 9M 2012 of $382.2 million. Operating cash flow before movements in working capital was $395.2 million, a decrease of $121.6 million compared with 9M 2012, driven by the reduction in the Group’s total adjusted EBITDA largely as a result of the disposal of businesses during 2012. Movements in working capital during 9M 2013 reduced cash flows by a further $46.4 million compared with 9M 2012, due partly to the effect of the industry-wide extended payment terms provided to certain automotive aftermarket customers. Gross capital expenditure was $57.8 million (9M 2012: $79.1 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $56.6 million (9M 2012: $77.6 million). Cash outflow on restructurings was $8.6 million (9M 2012: $13.6 million), which was net of proceeds on related asset sales of $3.4 million (9M 2012: $4.0 million).

The Group’s resulting controllable operating cash for 9M 2013 was an inflow of $188.5 million compared with $353.8 million in 9M 2012.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Group paid net cash interest of $55.0 million, down from $119.0 million in 9M 2012 due to a combination of debt reductions during 2012 and the re-pricing of the term loans that became effective in January 2013. During 9M 2012, the Group paid premiums of $62.6 million in respect of the prepayment of borrowings, primarily in relation to the fully-subscribed $475 million tender offer completed in July 2012. A premium of $3.5 million was paid in September 2013 on the 10% call option exercised during the quarter. Contributions paid to post-employment benefit plans reduced in 9M 2013 compared with 9M 2012, driven by a zero contribution requirement for 2013 due to the funded status of the Group’s US defined benefit pension plans.

Cash flows arising on acquisitions and disposals in 9M 2012 included $492.2 million received on the disposal of the businesses comprising the Group’s Sensors & Valves segment. Net cash flows to non-controlling interests, comprised primarily of dividends paid to Nitta Corporation, were down by $16.5 million compared with 9M 2012.

The table below shows the movements in net debt:

$ million	9M 2013	Restated* 9M 2012
Opening net debt	(1,481.6)	(2,324.8)

Controllable operating cash flows
Adjusted EBITDA	427.8	561.5
Change in working capital and provisions	(181.9)	(129.8)
Capital expenditure	(57.8)	(79.1)
Asset disposals	1.2	1.5
Other movements	(0.8)	(0.3)

	188.5	353.8
Restructuring cash flows
Restructuring cash outflows	(12.0)	(17.6)
Proceeds on asset disposals arising on restructuring	3.4	4.0

	(8.6)	(13.6)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(55.0)	(119.0)
Premium on redemption of borrowings	(3.5)	(62.6)
Deferred financing costs	(2.0)	(5.8)
Post-employment benefit funding in excess of income statement movement	(19.0)	(32.0)
Tax paid	(60.9)	(60.2)

	(140.4)	(279.6)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	2.2	488.8

Total cash flows before dividends paid	41.7	549.4

Net cash flows to non-controlling interests	(17.1)	(33.6)
Compensation payment to management in relation to the return of capital	(1.5)	—
Foreign currency movements	(2.8)	0.3
Non-cash movements in net debt	—	(1.4)

Closing net debt	(1,461.3)	(1,810.1)

*	Restated (see note 1 to the accompanying financial statements)

Net debt may be analyzed as follows:

$ million	As at September 28, 2013	As at December 31, 2012
Total operations
Borrowings:
– Bank overdrafts	(5.7)	(2.9)
– Bank and other loans	(1,788.8)	(1,921.6)

	(1,794.5)	(1,924.5)
Obligations under finance leases	(2.5)	(2.6)

Debt	(1,797.0)	(1,927.1)
Cash and cash equivalents	323.2	431.3
Collateralized cash	12.4	14.2
Foreign currency derivatives	0.1	—

Net debt	(1,461.3)	(1,481.6)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Borrowings

Summary

As at September 28, 2013, the Group’s borrowings principally consisted of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins plc in 2010.

The Group’s borrowings as at September 28, 2013 may be analyzed as follows:

$ million	Carrying amount		Principal amount
	As at September 28, 2013	As at December 31, 2012	As at September 28, 2013	As at December 31, 2012
Bank overdrafts	5.7	2.9	5.7	2.9
Bank and other loans:
– Secured
Term loans	1,360.5	1,333.4	1,427.8	1,442.9
Second Lien Notes	325.3	432.1	330.0	445.0
– Unsecured	31.1	34.1	31.0	33.7

	1,722.6	1,802.5	1,794.5	1,924.5

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 11 to the accompanying financial statements.

Repayments

On July 10, 2013, the Group gave notice to the holders of the Second Lien Notes of its intention to exercise a call option in full. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2013.

Re-pricing of the term loans

On January 18, 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced from 3.0% to 2.75% per annum, subject to a reduced floor of 1.0% (previously 1.25%), and the applicable margin for base rate was reduced from 2.0% to 1.75% per annum, subject to a reduced floor of 2.0% (previously 2.25%). The Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivative as adjustments to the carrying amounts of the borrowings outstanding under the facilities.

Borrowing headroom

As at September 28, 2013, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $51.0 million. Also, the Group had drawn $5.7 million against uncommitted borrowing facilities (almost exclusively bank overdrafts) and had outstanding performance bonds, letters of credit and bank guarantees amounting to $31.0 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $212.3 million, in addition to cash balances of $335.6 million (including collateralized cash of $12.4 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the covenant test period ended September 28, 2013, the ratio was 3.14 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the covenant test period ended September 28, 2013, the ratio was 5.84 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

PAGE | 7

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Continuing operations
Sales	2	754.4	743.7	2,327.8	2,331.6
Cost of sales		(464.0)	(476.9)	(1,446.9)	(1,485.5)

Gross profit		290.4	266.8	880.9	846.1
Distribution costs		(91.0)	(89.8)	(274.6)	(272.1)
Administrative expenses		(113.2)	(133.2)	(358.3)	(392.4)
Impairments		(1.9)	—	(2.4)	(3.1)
Restructuring costs	3	(8.6)	(4.9)	(18.5)	(17.5)
Net gain/(loss) on disposals and on the exit of businesses	3	0.4	0.6	(0.3)	0.1
Share of (loss)/profit of associates		(0.2)	0.1	(0.1)	0.4

Operating profit		75.9	39.6	226.7	161.5

Interest expense	4	(33.8)	(44.5)	(101.7)	(159.8)
Investment income	5	0.4	0.5	1.4	1.7
Other finance (expense)/income	6	(1.1)	(67.9)	1.3	(78.3)
Net finance costs		(34.5)	(111.9)	(99.0)	(236.4)

Profit/(loss) before tax		41.4	(72.3)	127.7	(74.9)
Income tax (expense)/benefit		(6.4)	65.7	(28.3)	107.2

Profit/(loss) for the period from continuing operations		35.0	(6.6)	99.4	32.3
Discontinued operations
(Loss)/profit for the period from discontinued operations	7	(1.5)	16.0	5.5	179.2

Profit for the period		33.5	9.4	104.9	211.5
Non-controlling interests		(7.5)	(6.6)	(20.3)	(17.5)

Profit for the period attributable to equity shareholders		26.0	2.8	84.6	194.0

*	Restated and re-presented (see note 1)

PAGE | 8

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Profit for the period	33.5	9.4	104.9	211.5

Other comprehensive income/(loss)
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	34.3	70.7	(34.3)	60.6
Associates	0.2	0.2	—	0.1
– Gain/(loss) on net investment hedges	0.1	(1.5)	0.2	(1.1)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	—	—	—	(5.4)

	34.6	69.4	(34.1)	54.2
Available-for-sale investments:
– Unrealized gain/(loss) recognized in the period	0.2	(0.1)	1.1	—

	0.2	(0.1)	1.1	—
Post-employment benefits:
– Net actuarial (loss)/gain	(6.7)	(29.0)	14.5	(67.8)
– Effect of the asset ceiling	(1.0)	10.0	(8.2)	29.8

	(7.7)	(19.0)	6.3	(38.0)

Other comprehensive income/(loss) before tax	27.1	50.3	(26.7)	16.2
Income tax benefit/(expense)	1.7	5.5	(3.7)	13.0

Other comprehensive income/(loss)	28.8	55.8	(30.4)	29.2

Comprehensive income for the period	62.3	65.2	74.5	240.7

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	53.2	42.4	53.5	41.3
Arising from discontinued operations	(1.5)	13.0	5.5	180.5
	51.7	55.4	59.0	221.8
– Non-controlling interests	10.6	9.8	15.5	18.9

	62.3	65.2	74.5	240.7

*	Restated (see note 1)

PAGE | 9

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q3 2013 $ million	Q3 2012 $ million	9M 2013 $ million	9M 2012 $ million
Operating activities
Cash generated from operations	8	114.9	161.2	214.2	382.2
Income taxes paid		(20.5)	(18.4)	(70.2)	(64.2)
Income taxes received		—	—	9.3	4.0

Net cash inflow from operating activities		94.4	142.8	153.3	322.0

Investing activities
Purchase of property, plant and equipment		(20.9)	(30.3)	(52.9)	(74.4)
Purchase of computer software		(1.6)	(1.7)	(4.9)	(4.7)
Capitalization of development costs		—	—	—	(0.5)
Disposal of property, plant and equipment		1.7	2.6	4.6	5.5
Purchase of available-for-sale investments		—	—	—	(0.4)
Purchase of interests in subsidiaries, net of cash acquired		—	(0.9)	(0.3)	(2.0)
Sale of investments in associates		—	—	—	2.5
Sale of businesses and subsidiaries, net of cash disposed		(1.0)	(5.3)	2.5	489.7
Interest received		0.4	0.5	1.4	1.6
Dividends received from associates		—	—	0.1	0.1

Net cash (outflow)/inflow from investing activities		(21.4)	(35.1)	(49.5)	417.4

Financing activities
Draw-down of bank and other loans		—	—	—	2.1
Repayment of bank and other loans		(115.0)	(601.1)	(132.6)	(785.6)
Premiums on redemption of borrowings		(3.5)	(62.6)	(3.5)	(62.6)
Receipts/(payments) on foreign currency derivatives		2.0	2.3	(0.1)	0.7
Capital element of finance lease rental payments		(0.1)	(0.2)	(0.2)	(0.3)
Interest element of finance lease rental payments		—	(0.2)	—	(0.3)
(Increase)/decrease in collateralized cash		(0.6)	2.8	1.6	4.2
Purchase of own shares		(1.7)	(0.2)	(1.7)	(1.1)
Interest paid		(7.1)	(37.0)	(56.4)	(120.3)
Financing costs paid		—	(5.8)	(2.0)	(5.8)
Redemption of subsidiary preference shares held by minority shareholders		(2.5)	—	(2.5)	—
Investment by a minority shareholder in a subsidiary		—	—	2.7	—
Dividend paid to a minority shareholder in a subsidiary		(11.4)	(12.4)	(17.3)	(33.6)

Net cash outflow from financing activities		(139.9)	(714.4)	(212.0)	(1,002.6)

Decrease in net cash and cash equivalents		(66.9)	(606.7)	(108.2)	(263.2)
Net cash and cash equivalents at the beginning of the period		377.7	815.4	428.4	474.5
Foreign currency translation		6.7	3.2	(2.7)	0.6

Net cash and cash equivalents at the end of the period		317.5	211.9	317.5	211.9

Analysis of net cash and cash equivalents:

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Cash and cash equivalents	323.2	431.3
Bank overdrafts	(5.7)	(2.9)

	317.5	428.4

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
	Note	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Non-current assets
Goodwill		1,314.8	1,326.1
Other intangible assets	9	1,352.8	1,450.6
Property, plant and equipment		656.2	693.2
Investments in associates		5.9	6.1
Trade and other receivables	10	16.8	21.0
Deferred tax assets		5.1	6.1
Post-employment benefit surpluses	15	6.8	0.7

		3,358.4	3,503.8

Current assets
Inventories		492.9	476.8
Trade and other receivables	10	806.7	629.7
Income tax recoverable		5.6	18.9
Available-for-sale investments		17.2	16.3
Cash and cash equivalents		323.2	431.3

		1,645.6	1,573.0

Assets held for sale		9.4	6.8

Total assets		5,013.4	5,083.6

Current liabilities
Bank overdrafts	11	(5.7)	(2.9)
Bank and other loans	11	(32.7)	(14.2)
Obligations under finance leases		(0.2)	(0.1)
Trade and other payables	12	(453.7)	(429.0)
Income tax liabilities		(111.4)	(91.7)
Provisions	16	(47.4)	(52.0)

		(651.1)	(589.9)

Non-current liabilities
Bank and other loans	11	(1,684.2)	(1,785.4)
Obligations under finance leases		(2.3)	(2.5)
Trade and other payables	12	(36.9)	(54.9)
Post-employment benefit obligations	15	(173.0)	(190.2)
Deferred tax liabilities		(422.4)	(490.8)
Provisions	16	(25.4)	(26.0)

		(2,344.2)	(2,549.8)

Total liabilities		(2,995.3)	(3,139.7)

Net assets		2,018.1	1,943.9

Capital and reserves
Share capital		—	—
Share premium account		984.0	984.0
Own shares		(10.1)	(10.8)
Currency translation reserve		(24.4)	4.6
Available-for-sale reserve		0.6	—
Accumulated surplus		819.9	716.8

Shareholders’ equity		1,770.0	1,694.6
Non-controlling interests		248.1	249.3

Total equity		2,018.1	1,943.9

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Q3 2013

	Share capital $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at June 29, 2013	—	984.0	(9.0)	(56.2)	795.8	1,714.6	251.3	1,965.9

Profit for the period	—	—	—	—	26.0	26.0	7.5	33.5
Other comprehensive income/(loss)	—	—	—	32.4	(6.7)	25.7	3.1	28.8

Total comprehensive income/(loss)	—	—	—	32.4	19.3	51.7	10.6	62.3

Other changes in equity:
– Buy-back of shares from management	—	—	(1.7)	—	—	(1.7)	—	(1.7)
– Issue of own shares to management	—	—	0.6	—	(0.6)	—	—	—
– Share-based incentives (including a tax benefit of $0.5 million)	—	—	—	—	5.4	5.4	0.1	5.5
– Redemption of subsidiary preference shares held by minority shareholders	—	—	—	—	—	—	(2.5)	(2.5)
– Dividends paid to minority shareholders	—	—	—	—	—	—	(11.4)	(11.4)

	—	—	(1.1)	—	4.8	3.7	(13.8)	(10.1)

As at September 28, 2013	—	984.0	(10.1)	(23.8)	819.9	1,770.0	248.1	2,018.1

Q3 2012*

	Share capital $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at June 30, 2012	—	2,145.5	(0.5)	(60.6)	187.0	2,271.4	256.9	2,528.3

Profit for the period	—	—	—	—	2.8	2.8	6.6	9.4
Other comprehensive loss	—	—	—	66.1	(13.5)	52.6	3.2	55.8

Total comprehensive (loss)/income	—	—	—	66.1	(10.7)	55.4	9.8	65.2

Other changes in equity:
– Buy-back of shares from management	—	—	(0.2)	—	—	(0.2)	—	(0.2)
– Issue of ordinary ‘B’ shares	—	0.4	0.2	—	(0.6)	—	—	—
– Share-based incentives (including a tax benefit of $0.5 million)	—	—	—	—	13.5	13.5	—	13.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	(12.4)	(12.4)

	—	0.4	—	—	12.9	13.3	(12.4)	0.9

As at September 29, 2012	—	2,145.9	(0.5)	5.5	189.2	2,340.1	254.3	2,594.4

*	Restated (see note 1)

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(Unaudited)

9M 2013

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2012	—	—	984.0	(10.8)	4.6	716.8	1,694.6	249.3	1,943.9

Profit for the period	—	—	—	—	—	84.6	84.6	20.3	104.9
Other comprehensive (loss)/income	—	—	—	—	(28.4)	2.8	(25.6)	(4.8)	(30.4)

Total comprehensive (loss)/income	—	—	—	—	(28.4)	87.4	59.0	15.5	74.5

Other changes in equity:
– Buy-back of shares from management	—	—	—	(1.7)	—	—	(1.7)	—	(1.7)
– Issue of own shares to management	—	—	—	2.4	—	(2.4)	—	—	—
– Share-based incentives (including a tax benefit of $0.8 million)	—	—	—	—	—	18.1	18.1	0.4	18.5
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	2.7	2.7
– Redemption of subsidiary preference shares held by minority shareholders	—	—	—	—	—	—	—	(2.5)	(2.5)
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	(17.3)	(17.3)

	—	—	—	0.7	—	15.7	16.4	(16.7)	(0.3)

As at September 28, 2013	—	—	984.0	(10.1)	(23.8)	819.9	1,770.0	248.1	2,018.1

9M 2012*

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated (deficit)/ surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2011	—	—	2,143.3	(0.3)	(47.5)	(20.6)	2,074.9	268.7	2,343.6

Profit for the period	—	—	—	—	—	194.0	194.0	17.5	211.5
Other comprehensive loss	—	—	—	—	53.0	(25.2)	27.8	1.4	29.2

Total comprehensive (loss)/income	—	—	—	—	53.0	168.8	221.8	18.9	240.7

Other changes in equity:
– Subscription for shares not yet issued	—	0.3	—	—	—	(0.3)	—	—	—
– Buy-back of shares from management	—	—	—	(1.1)	—	—	(1.1)	—	(1.1)
– Issue of ordinary ‘B’ shares	—	(0.3)	2.6	0.9	—	(3.2)	—	—	—
– Share-based incentives (including a tax benefit of $0.8 million)	—	—	—	—	—	44.5	44.5	0.3	44.8
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	(33.6)	(33.6)

	—	—	2.6	(0.2)	—	41.0	43.4	(33.3)	10.1

As at September 29, 2012	—	—	2,145.9	(0.5)	5.5	189.2	2,340.1	254.3	2,594.4

*	Restated (see note 1)

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

These condensed consolidated financial statements cover:

•	the 13-week period from June 30, 2013 to September 28, 2013 (‘Q3 2013’), with comparative information for the 13-week period from July 1, 2012 to September 29, 2012 (‘Q3 2012’); and

•	the 39-week period from January 1, 2013 to September 28, 2013 (‘9M 2013’), with comparative information for the 39-week period from January 1, 2012 to September 29, 2012 (‘9M 2012’).

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on November 4, 2013. These financial statements have not been subject to audit, but comparative numbers as at December 31, 2012 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on March 21, 2013.

Except as outlined below, the Group’s accounting policies are unchanged compared with the year ended December 31, 2012.

At the beginning of the period, the Group adopted the following accounting pronouncements that are relevant to its operations:

•	IFRS 10 ‘Consolidated Financial Statements’

•	IFRS 11 ‘Joint Arrangements’

•	IFRS 12 ‘Disclosure of Interests in Other Entities’

•	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•	IFRS 13 ‘Fair Value Measurement’

•	IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’)

•	‘Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)’

•	IAS 28 ‘Investments in Associates and Joint Ventures (2011)’

•	‘Improvements to IFRSs 2011’

An outline of each of the above pronouncements was provided on pages F-22 and F-24 of the Group’s 2012 Annual Report on Form 20-F. The only pronouncement adopted during the period that had any significant impact on the results or financial position of the Group during the period was the retrospective application of IAS 19R.

Retrospective impact of the adoption of IAS 19R

The retrospective adoption of this pronouncement had no impact on the consolidated balance sheet as at December 31, 2012, but there was an impact on the Group’s results from operations for Q3 2012 and 9M 2012, which is summarized below:

	Amounts as previously disclosed*		Restated amounts		Retrospective (debit)/credit adjustment required under IAS 19R
	Q3 2012 $ million	9M 2012 $ million	Q3 2012 $ million	9M 2012 $ million	Q3 2012 $ million	9M 2012 $ million
Condensed consolidated income statement
Administrative expenses	(132.5)	(390.5)	(133.2)	(392.4)	(0.7)	(1.9)
Interest expense	(58.4)	(200.5)	(44.5)	(159.8)	13.9	40.7
Investment income	17.1	50.9	0.5	1.7	(16.6)	(49.2)
Other finance income/(expense)	(66.2)	(73.1)	(67.9)	(78.3)	(1.7)	(5.2)
Income tax benefit	64.0	102.2	65.7	107.2	1.7	5.0
Profit/(loss) for the period from discontinued operations	16.6	180.6	16.0	179.2	(0.6)	(1.4)

					(4.0)	(12.0)
Condensed consolidated statement of comprehensive income
Post-employment benefits	(24.9)	(55.7)	(19.0)	(38.0)	5.9	17.7
Income tax benefit/(expense)	7.4	18.7	5.5	13.0	(1.9)	(5.7)

					4.0	12.0

Net impact					—	—

*	Re-presented for the reclassification of certain costs (see ‘Re-presentations’ below).

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1	BASIS OF PREPARATION (CONTINUED)

Re-presentations

In addition to the restatements described above, the Group has re-presented its comparative information for the following:

•	revisions to the segmental reporting as described in note 2A; and

•	the reclassification of certain comparative numbers to present more appropriately the Group’s expenses based on their function within the Group. Cost of sales in Q3 2012 has been reduced from $481.9 million (9M 2012: $1,499.5 million) to $476.9 million (9M 2012: $1,485.5 million). A corresponding adjustment has been made to distribution expenses, which have been increased from $89.5 million to $89.8 million (9M 2012: from $270.4 million to $272.1 million), and to administrative expenses, which have been increased from $128.5 million to $133.2 million (9M 2012: from $380.1 million to $392.4 million), in both cases after restatement for IAS 19R. These reclassifications have had no impact on operating profit for the period.

2	SEGMENT INFORMATION

A)	BACKGROUND

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The business is comprised of four operating segments: Gates North America, Gates South America, Gates Europe, Middle East & Africa (‘Gates EMEA’) and Gates Asia and the Pacific Regions (‘Gates APAC’).

Aquatic manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s internal management reports distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations.

During 2012, the former Bathware operating segment was renamed ‘Aquatic’.

Previously, the Gates North America segment included certain US income and expenses that related to the worldwide operations (including items relating to royalties, research and development, global marketing, information technology, human resources and other global services). These items are now reallocated across all the Gates segments to ensure comparability of reporting between segments.

In addition, costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) have been previously partially allocated across all of the Group’s segments. These costs are now no longer allocated and are presented within the Corporate segment, providing a clearer view of the controllable performance of the individual operational segments.

Comparative information for Q3 2012 and 9M 2012 has been re-presented to reflect these segmental reporting revisions.

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q3 2013 $ million	Q3 2012* $ million	Q3 2013 $ million	Restated* Q3 2012 $ million
Ongoing segments
Gates:
– Gates North America	339.8	343.5	84.2	75.8
– Gates South America	37.5	33.4	5.1	3.3
– Gates EMEA	188.3	169.2	32.8	22.0
– Gates APAC	153.2	168.2	35.4	34.7

	718.8	714.3	157.5	135.8
Aquatic	35.6	29.4	0.5	(6.2)
Corporate	—	—	(13.0)	(13.5)

Total ongoing	754.4	743.7	145.0	116.1

Exited segments
– Other I&A	—	—	—	(0.1)
– Doors & Windows	—	—	—	(0.7)

Total exited	—	—	—	(0.8)

Total continuing operations	754.4	743.7	145.0	115.3

By origin
US	307.5	307.1	52.8	40.2
Rest of North America	75.7	73.7	23.8	20.1
UK	22.7	19.7	2.2	(1.6)
Rest of Europe	150.2	136.0	26.1	19.1
Asia	140.5	153.7	33.8	33.2
Rest of the world	57.8	53.5	6.3	4.3

	754.4	743.7	145.0	115.3

By destination
US	311.8	309.2
Rest of North America	65.7	65.0
UK	17.0	15.3
Rest of Europe	154.6	139.3
Asia	139.9	153.5
Rest of the world	65.4	61.4

	754.4	743.7

*	Restated and/or re-presented (see note 1)

Sales between reporting segments and the impact of such sales on segmental adjusted EBITDA are not included in internal reports presented to the Board and have therefore not been included above.

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS (continued)

	Sales		Adjusted EBITDA
	9M 2013 $ million	9M 2012* $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Ongoing segments
Gates
– Gates North America	1,046.1	1,051.3	245.3	241.1
– Gates South America	123.6	114.6	15.9	10.9
– Gates EMEA	575.5	565.7	101.4	90.5
– Gates APAC	481.9	512.2	104.5	104.5

	2,227.1	2,243.8	467.1	447.0
Aquatic	100.7	87.8	1.5	(5.4)
Corporate	—	—	(39.8)	(39.6)

Total ongoing segments	2,327.8	2,331.6	428.8	402.0

Exited segments
– Powertrain	—	—	(0.5)	—
– Other I&A	—	—	—	(0.2)
– Doors & Windows	—	—	(0.5)	(0.8)

Total exited segments	—	—	(1.0)	(1.0)

Total continuing operations	2,327.8	2,331.6	427.8	401.0

By origin
US	936.4	934.9	151.9	146.7
Rest of North America	233.2	226.9	67.7	60.8
UK	65.2	65.0	6.5	0.5
Rest of Europe	465.0	458.6	82.4	77.3
Asia	441.9	467.9	99.9	98.9
Rest of the world	186.1	178.3	19.4	16.8

	2,327.8	2,331.6	427.8	401.0

By destination
US	954.8	942.5
Rest of North America	197.4	199.3
UK	50.8	50.4
Rest of Europe	476.0	469.5
Asia	439.4	466.9
Rest of the world	209.4	203.0

	2,327.8	2,331.6

*	Restated and/or re-presented (see note 1)

Sales between reporting segments and the impact of such sales on segmental adjusted EBITDA are not included in internal reports presented to the Board and have therefore not been included above.

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS (continued)

Reconciliation of profit/(loss) for the period from continuing operations to adjusted EBITDA:

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Profit/(loss) for the period from continuing operations	35.0	(6.6)	99.4	32.3
Income tax expense/(benefit)	6.4	(65.7)	28.3	(107.2)

Profit/(loss) before tax	41.4	(72.3)	127.7	(74.9)
Net finance costs	34.5	111.9	99.0	236.4

Operating profit	75.9	39.6	226.7	161.5
Amortization	29.8	30.8	89.9	93.5
Depreciation	24.2	29.3	72.3	87.4

EBITDA	129.9	99.7	388.9	342.4
Share-based incentives	5.0	11.3	17.7	38.1
Impairments	1.9	—	2.4	3.1
Restructuring costs (see note 3)	8.6	4.9	18.5	17.5
Net (gain)/loss on disposals and on the exit of businesses (see note 3)	(0.4)	(0.6)	0.3	(0.1)

Adjusted EBITDA	145.0	115.3	427.8	401.0

*	Restated (see note 1)

3	RESTRUCTURING INITIATIVES

Restructuring costs in 9M 2013 were $18.5 million (9M 2012: $18.2 million), including $7.2 million recognized during Q3 2013 in respect of the closure of our facility in Ashe County, North Carolina. This project is expected to be largely completed by the end of 2013, with production transferred to our Siloam Springs, Arkansas and Toluca, Mexico facilities, enhancing our overall efficiency. Restructuring costs for 9M 2013 also include $5.0 million (of which $1.1 million was recognized in Q3 2013) in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. An additional $4.7 million has been recognized during the year in respect of business and executive severance and reorganization costs, largely in Gates North America.

Restructuring costs incurred in 9M 2012 included $11.5 million in relation to Project Sierra, an initiative that focused on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses, and costs of $4.9 million incurred in relation to the closure of the Charleston plant, of which $2.8 million was incurred during Q3 2012.

During 9M 2013, the Group recognized $5.5 million in relation to disposals of discontinued operations, primarily in relation to provision releases of $6.8 million in relation to discontinued operations that were sold in previous years, partially offset by additional costs recognized on prior period disposals. During 9M 2012, the Group recognized a gain of $163.9 million on the disposal of the majority of the businesses comprising its discontinued Sensors & Valves operating segment.

	Q3 2013		Q3 2012		9M 2013		9M 2012
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	(7.3)	—	(4.0)	—	(12.1)	(0.1)	(11.1)	—
– Gates South America	(0.2)	—	(0.4)	—	(0.3)	—	(1.1)	—
– Gates EMEA	0.2	—	0.5	—	1.0	(0.8)	(2.2)	—
– Gates APAC	—	—	(1.1)	—	(0.2)	—	(3.6)	—

	(7.3)	—	(5.0)	—	(11.6)	(0.9)	(18.0)	—
Aquatic	—	—	0.1	—	(0.1)	—	(0.5)	—
Corporate	(1.3)	0.4	—	0.6	(6.8)	0.6	—	0.1

Total ongoing	(8.6)	0.4	(4.9)	0.6	(18.5)	(0.3)	(18.5)	0.1

Exited segments
– Powertrain	—	—	—	—	—	—	1.0	—

Continuing operations	(8.6)	0.4	(4.9)	0.6	(18.5)	(0.3)	(17.5)	0.1

Discontinued operations	—	(1.5)	(0.3)	0.5	—	5.5	(0.7)	163.9

Total operations	(8.6)	(1.1)	(5.2)	1.1	(18.5)	5.2	(18.2)	164.0

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Borrowings:
– Interest on bank and other loans:
Term loans	20.3	26.5	61.7	80.1
Other bank loans	0.7	0.6	2.1	2.4
Second Lien Notes	10.4	15.2	32.6	65.2
2015 Notes	0.4	0.4	0.8	1.0

	31.8	42.7	97.2	148.7
Interest element of finance lease rentals	—	0.2	—	0.3
Net loss/(gain) on financial liabilities held at amortized cost	—	0.9	(1.2)	6.2
Other interest payable	2.0	0.7	5.7	4.9

	33.8	44.5	101.7	160.1

Continuing operations	33.8	44.5	101.7	159.8
Discontinued operations	—	—	—	0.3

	33.8	44.5	101.7	160.1

*	Restated (see note 1)

Details of the bank and other loans are presented in note 11. Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

5	INVESTMENT INCOME

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Interest on bank deposits	0.4	0.6	1.3	1.7
Other interest receivable	—	—	0.1	0.2

	0.4	0.6	1.4	1.9

Continuing operations	0.4	0.5	1.4	1.7
Discontinued operations	—	0.1	—	0.2

	0.4	0.6	1.4	1.9

*	Restated (see note 1)

6	OTHER FINANCE (EXPENSE)/INCOME

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
(Loss)/gain on embedded derivatives	(0.1)	(6.2)	8.3	(11.3)
Currency translation gain on hedging instruments	4.0	3.9	1.2	2.1
Costs incurred on the prepayment of borrowings	(3.5)	(63.9)	(3.5)	(63.9)
Net interest recognized in respect of post-employment benefits	(1.5)	(1.9)	(4.7)	(5.8)

	(1.1)	(68.1)	1.3	(78.9)

Continuing operations	(1.1)	(67.9)	1.3	(78.3)
Discontinued operations	—	(0.2)	—	(0.6)

	(1.1)	(68.1)	1.3	(78.9)

*	Restated (see note 1)

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS

A)	BACKGROUND

On November 9, 2012, the Group sold its Air Distribution segment to the Canada Pension Plan Investment Board, a related party. The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential and residential construction end markets.

On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The Sterling Group, a Houston-based private equity firm. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US.

Discontinued operations also include the Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe. The Group concluded the disposal of the Schrader businesses on April 27, 2012.

B)	RESULTS AND CASH FLOWS

The profit for the period from discontinued operations may be analyzed as follows:

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Sales	—	311.6	—	1,070.4
Cost of sales	—	(210.4)	—	(743.4)

Gross profit	—	101.2	—	327.0
Distribution costs	—	(33.5)	—	(109.9)
Administrative expenses	—	(24.2)	—	(94.7)
Impairments	—	(1.8)	—	(3.4)
Restructuring costs	—	(0.3)	—	(0.7)
Net gain on disposals and on the exit of businesses	—	0.5	—	1.0
Share of profit/(loss) of associates	—	0.1	—	(0.1)

Operating profit	—	42.0	—	119.2
Interest expense	—	—	—	(0.3)
Investment income	—	0.1	—	0.2
Other finance expense	—	(0.2)	—	(0.6)

Profit before tax	—	41.9	—	118.5
Income tax expense	—	(25.4)	—	(114.3)

Profit after tax	—	16.5	—	4.2

(Loss)/profit on disposal of discontinued operations
(Loss)/profit before tax	(1.5)	—	5.5	162.9
Income tax (expense)/benefit	—	(0.5)	—	12.1

(Loss)/profit after tax	(1.5)	(0.5)	5.5	175.0

(Loss)/profit for the period from discontinued operations	(1.5)	16.0	5.5	179.2

*	Restated (see note 1)

During 9M 2013, the Group recognized provision releases of $6.8 million, primarily in relation to discontinued operations that were sold in previous years, partially offset by additional costs recognized on prior period disposals.

Cash flows arising from discontinued operations during the period were as follows:

	Q3 2013 $ million	Q3 2012 $ million	9M 2013 $ million	9M 2012 $ million
Cash inflow from operating activities	—	48.8	—	103.0
Cash outflow from investing activities	—	(6.3)	—	(20.6)
Cash outflow from financing activities	—	(0.3)	—	(1.7)

Net increase in net cash and cash equivalents	—	42.2	—	80.7

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS (CONTINUED)

C)	RECONCILIATION TO ADJUSTED EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
(Loss)/profit for the period from discontinued operations	(1.5)	16.0	5.5	179.2
Loss/(profit) on disposal of discontinued operations	1.5	0.5	(5.5)	(175.0)

Profit after tax	—	16.5	—	4.2
Income tax expense	—	25.4	—	114.3

Profit before tax	—	41.9	—	118.5
Net finance costs	—	0.1	—	0.7

Operating profit	—	42.0	—	119.2
Amortization	—	1.1	—	11.8
Depreciation	—	2.5	—	20.5

EBITDA	—	45.6	—	151.5
Share-based incentives	—	1.7	—	5.9
Impairments	—	1.8	—	3.4
Restructuring costs (see note 3)	—	0.3	—	0.7
Net gain on disposals and on the exit of businesses (note 3)	—	(0.5)	—	(1.0)

Adjusted EBITDA	—	48.9	—	160.5

*	Restated (see note 1)

8	CASH FLOW

	Q3 2013 $ million	Restated* Q3 2012 $ million	9M 2013 $ million	Restated* 9M 2012 $ million
Profit for the period	33.5	9.4	104.9	211.5
Interest expense	33.8	44.5	101.7	160.1
Investment income	(0.4)	(0.6)	(1.4)	(1.9)
Other finance expense/(income)	1.1	68.1	(1.3)	78.9
Income tax expense/(benefit)	6.4	(39.8)	28.3	(5.0)
Share of profit of associates	0.2	(0.2)	0.1	(0.3)
Amortization of intangible assets	29.8	31.9	89.9	105.3
Depreciation of property, plant and equipment	24.2	31.8	72.3	107.9
Impairments:
– Investment in associate	—	1.6	—	2.6
– Property, plant and equipment	1.8	0.2	2.3	3.5
– Trade and other receivables	0.1	—	0.1	0.4
Loss/(gain) on disposal of businesses:
– Continuing operations	1.0	(0.5)	2.0	(0.1)
– Discontinued operations	1.5	—	(5.5)	(162.9)
Gain on sale of property, plant and equipment	(1.5)	(0.4)	(2.0)	(0.6)
Share-based incentives	5.0	13.0	17.7	44.0
Decrease in post-employment benefit obligations	(7.0)	(11.8)	(19.0)	(32.0)
Increase in provisions	3.3	9.2	5.1	5.4

	132.8	156.4	395.2	516.8
Movements in working capital:
– Increase in inventories	(16.7)	(6.7)	(22.8)	(55.7)
– (Increase)/decrease in receivables	(9.9)	24.6	(190.5)	(114.5)
– Increase/(decrease) in payables	8.7	(13.1)	32.3	35.6

Cash generated from operations	114.9	161.2	214.2	382.2

*	Restated (see note 1)

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2012	208.0	1,052.7	178.4	11.5	1,450.6
Additions	—	—	—	4.9	4.9
Amortization charge for the period	—	(59.0)	(28.3)	(2.6)	(89.9)
Foreign currency translation	—	(13.0)	—	0.2	(12.8)

As at September 28, 2013	208.0	980.7	150.1	14.0	1,352.8

10	TRADE AND OTHER RECEIVABLES

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Current assets
Financial assets:
– Trade receivables	725.6	544.2
– Derivative financial instruments (see note 13)	—	0.5
– Collateralized cash	12.4	14.2
– Other receivables	37.2	40.6

	775.2	599.5

Non-financial assets:
– Prepayments	31.5	30.2

	806.7	629.7

Non-current assets
Financial assets:
– Derivative financial instruments (see note 13)	0.1	0.1
– Other receivables	4.4	4.7

	4.5	4.8

Non-financial assets:
– Prepayments	12.3	16.2

	16.8	21.0

11	BORROWINGS

	As at September 28, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	5.7	—	5.7	2.9	—	2.9
Bank and other loans:
– Secured	23.6	1,662.2	1,685.8	2.2	1,763.3	1,765.5
– Unsecured	9.1	22.0	31.1	12.0	22.1	34.1

	32.7	1,684.2	1,716.9	14.2	1,785.4	1,799.6

	38.4	1,684.2	1,722.6	17.1	1,785.4	1,802.5

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 18.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the arrangement and subsequent re-pricings and amendments of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes and subsequent amendments to the indenture governing those notes; and

•	the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricings of the facilities.

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS (CONTINUED)

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Carrying amount	1,722.6	1,802.5
Issue costs and interest rate floor adjustment	100.5	132.6
Accrued interest payable	(28.6)	(10.6)

Principal amount	1,794.5	1,924.5

The principal amount of borrowings may be analyzed as follows:

	As at September 28, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	5.7	—	5.7	2.9	—	2.9
Bank and other loans:
– Secured
Term Loan A	12.3	80.0	92.3	12.3	86.4	98.7
Term Loan B	13.7	1,321.8	1,335.5	13.7	1,330.5	1,344.2
Second Lien Notes	—	330.0	330.0	—	445.0	445.0

	26.0	1,731.8	1,757.8	26.0	1,861.9	1,887.9
– Unsecured
2015 Notes	—	21.2	21.2	—	21.3	21.3
Other loan notes	9.0	—	9.0	11.6	—	11.6
Other bank loans	—	0.8	0.8	—	0.8	0.8

	9.0	22.0	31.0	11.6	22.1	33.7

	40.7	1,753.8	1,794.5	40.5	1,884.0	1,924.5

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments, with the balance payable on maturity. During 9M 2013, the Group made amortization payments of $6.2 million against Term Loan A and $6.8 million against Term Loan B. The third quarter amortization payments, totalling $6.5 million, fell due and were paid on September 30, subsequent to the Group’s balance sheet date, and have therefore not been recognized in Q3 2013.

As at September 28, 2013, the principal amount outstanding under Term Loan A was $92.3 million and that under Term Loan B was $1,335.5 million.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at September 28, 2013, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $51.0 million.

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to interest rate floors.

Effective January 18, 2013, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B. For both term loans, the applicable margin for LIBOR was reduced from 3.0% to 2.75% per annum, with LIBOR being subject to a reduced floor of 1.0% (previously 1.25%), and the applicable margin for base rate was reduced from 2.0% to 1.75% per annum, with base rate being subject to a reduced floor of 2.0% (previously 2.25%). As at September 28, 2013, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 3.75% per annum (in both cases, to be next re-set on December 27, 2013). Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivative as adjustments to the carrying amounts of the borrowings outstanding under the facilities, which will be amortized to profit or loss over the term of the related borrowings using the effective interest method.

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS (CONTINUED)

Second Lien Notes

As at September 28, 2013, the Group had outstanding $330.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

At any time, or from time to time, prior to October 1, 2013, but not more than once in any twelve-month period, the Group had the option to redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date.

On July 10, 2013, the Group gave notice to the holders of the Second Lien Notes of its intention to exercise this call option in full. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2013.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

2015 Notes

When it was acquired by the Group, one of Tomkins plc’s subsidiaries had in issue 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’). As at September 28, 2013, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.2 million).

Other loan notes

Other loan notes comprise principally the loan notes that certain shareholders in Tomkins plc elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins plc (the ‘Loan Note Alternative’). During 9M 2013, loan notes with a principal amount of £1.6 million were repaid at the request of certain of the note holders. As at September 28, 2013, loan notes with a principal amount of £5.6 million ($9.0 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set on December 31, 2013).

The loan notes fall due for repayment, at par, on December 31, 2015, prior to which each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12	TRADE AND OTHER PAYABLES

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Current liabilities
Financial liabilities:
– Trade payables	292.2	278.2
– Other taxes and social security	21.4	19.2
– Derivative financial instruments (see note 13)	0.1	0.3
– Other payables	20.6	23.6

	334.3	321.3

Non-financial liabilities:
– Accruals and deferred income	119.4	107.7

	453.7	429.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 13)	22.4	41.7
– Other payables	13.5	13.2

	35.9	54.9

Non-financial liabilities:
– Accruals and deferred income	1.0	—

	36.9	54.9

13	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at September 28, 2013			As at December 31, 2012
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	0.1	—	0.1	0.1	(0.1)	—

Transactional hedges:
– Currency forwards	—	(0.1)	(0.1)	0.5	(0.3)	0.2

	0.1	(0.1)	—	0.6	(0.4)	0.2

Other items
Embedded derivatives	—	(22.4)	(22.4)	—	(41.6)	(41.6)

	0.1	(22.5)	(22.4)	0.6	(42.0)	(41.4)

Classified as:
– Current	—	(0.1)	(0.1)	0.5	(0.3)	0.2
– Non-current	0.1	(22.4)	(22.3)	0.1	(41.7)	(41.6)

	0.1	(22.5)	(22.4)	0.6	(42.0)	(41.4)

14	FAIR VALUE

With the exception of bank and other loans, the carrying amounts of all of the Group’s financial assets and liabilities are considered to approximate to their fair values. Available-for-sale investments include equity instruments acquired as part of the disposal of the Schrader businesses in April 2012. These instruments are unlisted and management does not believe that a reliable estimate of their fair value can be determined. The instruments are therefore carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement.

The carrying amount, which includes certain deferred costs as described in note 11, and fair value of bank and other loans may be analyzed as follows:

	As at September 28, 2013		As at December 31, 2012
	Carrying amount $ million	Fair value $ million	Carrying amount $ million	Fair value $ million
Current	32.7	63.6	14.2	48.4
Non-current	1,684.2	1,787.3	1,785.4	1,947.9

	1,716.9	1,850.9	1,799.6	1,996.3

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	FAIR VALUE (CONTINUED)

As at September 28, 2013 and December 31, 2012, the Group had no significant assets or liabilities in its balance sheet that were measured at their fair value on a non-recurring basis. The Group’s assets and liabilities that are measured at fair value on a recurring basis as required under IFRS are set out below:

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
Level 1
– Available-for-sale investments	2.8	1.9
Level 2
– Trade and other receivables:
Derivative assets	0.1	0.6
– Trade and other payables:
Derivative liabilities	(22.5)	(42.0)

Available-for-sale investments that are held at fair value are listed and are valued by reference to quoted market prices.

Derivative assets and liabilities represent the fair value of foreign currency derivatives held by the Group at the balance sheet date together with embedded interest rate derivatives that were required to be separated from their host loan contracts. Foreign currency derivatives are valued by reference to prevailing forward exchange rates. Embedded interest rate derivatives are valued using a valuation model incorporating assumptions of expected forward interest rates and estimated debt prepayments.

No amounts were transferred between Levels 1 and 2 during the period.

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized as at September 28, 2013 in respect of post-employment benefits was as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,091.3)	(103.0)	(1,194.3)
Fair value of plan assets	1,066.4	—	1,066.4

	(24.9)	(103.0)	(127.9)
Effect of the asset ceiling	(38.3)	—	(38.3)

Net liability	(63.2)	(103.0)	(166.2)

The net liability is presented in the Group’s balance sheet as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	6.8	—	6.8
Deficits	(70.0)	(103.0)	(173.0)

Net liability	(63.2)	(103.0)	(166.2)

Changes in the net liability during 9M 2013 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2012	(74.2)	(115.3)	(189.5)

– Service costs	(3.5)	(0.1)	(3.6)
– Net interest	(1.6)	(3.1)	(4.7)
– Net actuarial gain	6.1	8.4	14.5
– Contributions	16.2	6.0	22.2
– Foreign currency translation	2.0	1.1	3.1

	(55.0)	(103.0)	(158.0)

Effect of the asset ceiling	(8.2)	—	(8.2)

Net liability as at September 28, 2013	(63.2)	(103.0)	(166.2)

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS (CONTINUED)

The weighted average discount rates used in determining the net liability were as follows:

	As at September 28, 2013	As at December 31, 2012
Pensions:
– US	4.625%	3.750%
– UK	4.375%	4.375%
– Other countries	3.696%	3.366%

Other benefits	4.551%	3.750%

16	PROVISIONS

$ million
As at December 31, 2012	78.0
Charge for the period	30.2
Utilized during the period	(24.6)
Released during the period	(10.7)
Foreign currency translation	(0.1)

As at September 28, 2013	72.8

Provisions are presented in the Group’s balance sheet as follows:

	As at September 28, 2013 $ million	As at December 31, 2012 $ million
– Current liabilities	47.4	52.0
– Non-current liabilities	25.4	26.0

	72.8	78.0

17	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $26 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal, under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

The Group is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes the Group has meritorious defenses available. While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (the ‘Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements, statements of comprehensive income and cash flow statements for Q3 2013, Q3 2012, 9M 2013 and 9M 2012 and its balance sheets as at September 28, 2013 and December 31, 2012, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at September 28, 2013 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

A)	CONSOLIDATED INCOME STATEMENT

Q3 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	471.6	469.6	(186.8)	754.4
Cost of sales	—	—	(314.4)	(336.3)	186.7	(464.0)

Gross profit	—	—	157.2	133.3	(0.1)	290.4
Distribution costs	—	—	(57.5)	(33.5)	—	(91.0)
Administrative expenses	(0.4)	(0.2)	(68.9)	(43.7)	—	(113.2)
Impairments	—	—	(1.9)	—	—	(1.9)
Restructuring costs	—	—	(8.2)	(0.4)	—	(8.6)
Net gain on disposals and on the exit of businesses	—	—	0.3	0.1	—	0.4
Share of loss of associates	—	—	—	(0.2)	—	(0.2)

Operating (loss)/profit	(0.4)	(0.2)	21.0	55.6	(0.1)	75.9

Interest expense	(14.4)	(32.6)	(31.4)	(1.9)	46.5	(33.8)
Investment income	0.1	26.4	17.2	3.2	(46.5)	0.4
Other finance (expense)/income	—	(3.5)	2.9	(0.8)	0.3	(1.1)
Net finance (costs)/income	(14.3)	(9.7)	(11.3)	0.5	0.3	(34.5)
Share of profits of subsidiaries under the equity method	40.7	—	24.9	—	(65.6)	—

Profit/(loss) before tax	26.0	(9.9)	34.6	56.1	(65.4)	41.4
Income tax (expense)/benefit	—	(3.3)	7.6	(10.7)	—	(6.4)

Profit/(loss) for the period from continuing operations	26.0	(13.2)	42.2	45.4	(65.4)	35.0
Discontinued operations
Loss for the period from discontinued operations	—	—	(1.5)	—	—	(1.5)

Profit/(loss) for the period	26.0	(13.2)	40.7	45.4	(65.4)	33.5
Non-controlling interests	—	—	—	(7.5)	—	(7.5)

Profit/(loss) for the period attributable to equity shareholders	26.0	(13.2)	40.7	37.9	(65.4)	26.0

PAGE | 28

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q3 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	26.0	(13.2)	40.7	45.4	(65.4)	33.5

Other comprehensive income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(32.1)	66.4	—	34.3
Associates	—	—	—	0.2	—	0.2
– Gain on net investment hedges	—	—	0.1	0.5	(0.5)	0.1

	—	—	(32.0)	67.1	(0.5)	34.6
Available-for-sale investments:
– Unrealized gain recognized in the period	—	—	0.1	0.1	—	0.2

	—	—	0.1	0.1	—	0.2
Post-employment benefits:
– Net actuarial loss	—	—	(4.4)	(2.3)	—	(6.7)
– Effect of the asset ceiling	—	—	(1.0)	—	—	(1.0)

	—	—	(5.4)	(2.3)	—	(7.7)
Share of other comprehensive gain of subsidiaries under the equity method	25.7	—	61.8	—	(87.5)	—

Other comprehensive income before tax	25.7	—	24.5	64.9	(88.0)	27.1
Income tax benefit	—	—	1.2	0.5	—	1.7

Other comprehensive income	25.7	—	25.7	65.4	(88.0)	28.8

Comprehensive income/(loss) for the period	51.7	(13.2)	66.4	110.8	(153.4)	62.3

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	53.2	(13.2)	67.9	100.2	(154.9)	53.2
Arising from discontinued operations	(1.5)	—	(1.5)	—	1.5	(1.5)
	51.7	(13.2)	66.4	100.2	(153.4)	51.7
– Non-controlling interests	—	—	—	10.6	—	10.6

	51.7	(13.2)	66.4	110.8	(153.4)	62.3

PAGE | 29

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED INCOME STATEMENT

Q3 2012*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	444.4	465.5	(166.2)	743.7
Cost of sales	—	—	(302.1)	(341.0)	166.2	(476.9)

Gross profit	—	—	142.3	124.5	—	266.8
Distribution costs	—	—	(54.3)	(35.5)	—	(89.8)
Administrative expenses	(0.4)	(0.2)	(86.2)	(46.4)	—	(133.2)
Restructuring costs	—	—	(4.4)	(0.5)	—	(4.9)
Net gain/(loss) on disposals and on the exit of businesses	—	—	0.7	(0.1)	—	0.6
Share of profit of associates	—	—	—	0.1	—	0.1

Operating (loss)/profit	(0.4)	(0.2)	(1.9)	42.1	—	39.6

Interest expense	—	(45.8)	(43.2)	—	44.5	(44.5)
Investment income	—	35.5	6.1	3.4	(44.5)	0.5
Other finance (expense)/income	—	(70.0)	3.0	(0.9)	—	(67.9)
Net finance (costs)/income	—	(80.3)	(34.1)	2.5	—	(111.9)
Share of profits/(losses) of subsidiaries under the equity method	3.2	—	(69.7)	—	66.5	—

Profit/(loss) before tax	2.8	(80.5)	(105.7)	44.6	66.5	(72.3)
Income tax (expense)/benefit	—	(22.4)	94.9	(6.8)	—	65.7

Profit/loss for the period from continuing operations	2.8	(102.9)	(10.8)	37.8	66.5	(6.6)
Discontinued operations
Profit for the period from discontinued operations	—	—	14.0	2.0	—	16.0

Profit/(loss) for the period	2.8	(102.9)	3.2	39.8	66.5	9.4
Non-controlling interests	—	—	—	(6.6)	—	(6.6)

Profit/(loss) for the period attributable to equity shareholders	2.8	(102.9)	3.2	33.2	66.5	2.8

*	Restated and re-presented (see note 1)

PAGE | 30

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q3 2012*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	2.8	(102.9)	3.2	39.8	66.5	9.4

Other comprehensive income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(23.3)	94.0	—	70.7
Associates	—	—	0.2	—	—	0.2
– Loss on net investment hedges	—	—	(1.5)	—	—	(1.5)

	—	—	(24.6)	94.0	—	69.4
Available-for-sale investments:
– Unrealized loss recognized in the period	—	—	—	(0.1)	—	(0.1)

	—	—	—	(0.1)	—	(0.1)
Post-employment benefits:
– Net actuarial loss	—	—	(26.9)	(2.1)	—	(29.0)
– Effect of the asset ceiling	—	—	9.8	0.2	—	10.0

	—	—	(17.1)	(1.9)	—	(19.0)
Share of other comprehensive gain of subsidiaries under the equity method	52.6	—	88.5	—	(141.1)	—

Other comprehensive income before tax	52.6	—	46.8	92.0	(141.1)	50.3
Income tax benefit/(expense)	—	—	5.8	(0.3)	—	5.5

Other comprehensive income	52.6	—	52.6	91.7	(141.1)	55.8

Comprehensive income/(loss) for the period	55.4	(102.9)	55.8	131.5	(74.6)	65.2

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	42.4	(102.9)	42.8	117.7	(57.6)	42.4
Arising from discontinued operations	13.0	—	13.0	4.0	(17.0)	13.0
	55.4	(102.9)	55.8	121.7	(74.6)	55.4
– Non-controlling interests	—	—	—	9.8	—	9.8

	55.4	(102.9)	55.8	131.5	(74.6)	65.2

*	Restated (see note 1)

PAGE | 31

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED INCOME STATEMENT

9M 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,445.0	1,447.7	(564.9)	2,327.8
Cost of sales	—	—	(972.5)	(1,038.8)	564.4	(1,446.9)

Gross profit	—	—	472.5	408.9	(0.5)	880.9
Distribution costs	—	—	(172.0)	(102.6)	—	(274.6)
Administrative expenses	(1.2)	(1.0)	(222.9)	(133.2)	—	(358.3)
Impairments	—	—	(2.4)	—	—	(2.4)
Restructuring costs	—	—	(16.1)	(2.4)	—	(18.5)
Net gain/(loss) on disposals and on the exit of businesses	—	—	0.5	(0.8)	—	(0.3)
Share of loss of associates	—	—	—	(0.1)	—	(0.1)

Operating (loss)/profit	(1.2)	(1.0)	59.6	169.8	(0.5)	226.7

Interest expense	(42.2)	(98.5)	(94.9)	(7.5)	141.4	(101.7)
Investment income	0.2	80.9	52.8	8.9	(141.4)	1.4
Other finance income/(expense)	—	4.8	(1.6)	(2.4)	0.5	1.3
Net finance costs	(42.0)	(12.8)	(43.7)	(1.0)	0.5	(99.0)
Share of profits of subsidiaries under the equity method	127.8	—	95.3	—	(223.1)	—

Profit/(loss) before tax	84.6	(13.8)	111.2	168.8	(223.1)	127.7
Income tax (expense)/benefit	—	(3.3)	11.1	(36.1)	—	(28.3)

Profit/(loss) for the period from continuing operations	84.6	(17.1)	122.3	132.7	(223.1)	99.4
Discontinued operations
Profit for the period from discontinued operations	—	—	5.5	—	—	5.5

Profit/(loss) for the period	84.6	(17.1)	127.8	132.7	(223.1)	104.9
Non-controlling interests	—	—	—	(20.3)	—	(20.3)

Profit/(loss) for the period attributable to equity shareholders	84.6	(17.1)	127.8	112.4	(223.1)	84.6

PAGE | 32

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

9M 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	84.6	(17.1)	127.8	132.7	(223.1)	104.9

Other comprehensive loss
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(3.4)	(30.9)	—	(34.3)
– Gain on net investment hedges	—	—	0.2	0.5	(0.5)	0.2

	—	—	(3.2)	(30.4)	(0.5)	(34.1)
Available-for-sale investments:
– Unrealized gain recognized in the period	—	—	0.2	0.9	—	1.1

	—	—	0.2	0.9	—	1.1
Post-employment benefits:
– Net actuarial gain	—	—	10.1	4.4	—	14.5
– Effect of the asset ceiling	—	—	(8.2)	—	—	(8.2)

	—	—	1.9	4.4	—	6.3
Share of other comprehensive loss of subsidiaries under the equity method	(25.6)	—	(22.3)	—	47.9	—

Other comprehensive loss before tax	(25.6)	—	(23.4)	(25.1)	47.4	(26.7)
Income tax expense	—	—	(2.2)	(1.5)	—	(3.7)

Other comprehensive loss	(25.6)	—	(25.6)	(26.6)	47.4	(30.4)

Comprehensive income/(loss) for the period	59.0	(17.1)	102.2	106.1	(175.7)	74.5

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	53.5	(17.1)	96.7	90.6	(170.2)	53.5
Arising from discontinued operations	5.5	—	5.5	—	(5.5)	5.5
	59.0	(17.1)	102.2	90.6	(175.7)	59.0
– Non-controlling interests	—	—	—	15.5	—	15.5

	59.0	(17.1)	102.2	106.1	(175.7)	74.5

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18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

G)	CONSOLIDATED INCOME STATEMENT

9M 2012*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,385.8	1,476.6	(530.8)	2,331.6
Cost of sales	—	—	(944.7)	(1,071.6)	530.8	(1,485.5)

Gross profit	—	—	441.1	405.0	—	846.1
Distribution costs	—	—	(162.1)	(110.0)	—	(272.1)
Administrative expenses	(1.0)	(1.4)	(248.7)	(141.3)	—	(392.4)
Impairments	—	—	(2.9)	(0.2)	—	(3.1)
Restructuring costs	—	—	(17.3)	(0.2)	—	(17.5)
Net gain on disposals and on the exit of businesses	—	—	0.1	—	—	0.1
Share of profit of associates	—	—	—	0.4	—	0.4

Operating (loss)/profit	(1.0)	(1.4)	10.2	153.7	—	161.5

Interest expense	—	(159.1)	(147.4)	(11.2)	157.9	(159.8)
Investment income	0.1	132.5	16.2	10.8	(157.9)	1.7
Other finance expense	—	(75.2)	(0.7)	(2.4)	—	(78.3)
Net finance income/(costs)	0.1	(101.8)	(131.9)	(2.8)	—	(236.4)
Share of profits/(loss) of subsidiaries under the equity method	194.9	—	(3.2)	—	(191.7)	—

Profit/(loss) before tax	194.0	(103.2)	(124.9)	150.9	(191.7)	(74.9)
Income tax (expense)/benefit	—	(23.6)	151.9	(21.1)	—	107.2

Profit/(loss) for the period from continuing operations	194.0	(126.8)	27.0	129.8	(191.7)	32.3
Discontinued operations
Profit for the period from discontinued operations	—	—	167.9	11.3	—	179.2

Profit/(loss) for the period	194.0	(126.8)	194.9	141.1	(191.7)	211.5
Non-controlling interests	—	—	—	(17.5)	—	(17.5)

Profit/(loss) for the period attributable to equity shareholders	194.0	(126.8)	194.9	123.6	(191.7)	194.0

*	Restated and re-presented (see note 1)

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18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

H)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

9M 2012*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	194.0	(126.8)	194.9	141.1	(191.7)	211.5

Other comprehensive income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(13.6)	74.2	—	60.6
Associates	—	—	0.1	—	—	0.1
– Loss on net investment hedges	—	—	(1.1)	—	—	(1.1)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	—	—	(5.0)	(0.4)	—	(5.4)

	—	—	(19.6)	73.8	—	54.2
Post-employment benefits:
– Net actuarial loss	—	—	(63.8)	(4.0)	—	(67.8)
– Effect of the asset ceiling	—	—	29.3	0.5	—	29.8

	—	—	(34.5)	(3.5)	—	(38.0)
Share of other comprehensive gain of subsidiaries under the equity method	27.8	—	69.8	—	(97.6)	—

Other comprehensive income before tax	27.8	—	15.7	70.3	(97.6)	16.2
Income tax benefit	—	—	12.1	0.9	—	13.0

Other comprehensive income	27.8	—	27.8	71.2	(97.6)	29.2

Comprehensive income/(loss) for the period	221.8	(126.8)	222.7	212.3	(289.3)	240.7

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	41.3	(126.8)	42.2	186.2	(101.6)	41.3
Arising from discontinued operations	180.5	—	180.5	7.2	(187.7)	180.5
	221.8	(126.8)	222.7	193.4	(289.3)	221.8
– Non-controlling interests	—	—	—	18.9	—	18.9

	221.8	(126.8)	222.7	212.3	(289.3)	240.7

*	Restated (see note 1)

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18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

I)	CONSOLIDATED CASH FLOW STATEMENT

Q3 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.1)	(0.2)	53.0	62.2	—	114.9
Income taxes paid	—	—	(8.3)	(12.3)	0.1	(20.5)
Income taxes received	—	—	0.1	—	(0.1)	—

Net cash (outflow)/inflow from operating activities	(0.1)	(0.2)	44.8	49.9	—	94.4

Investing activities
Purchase of property, plant and equipment	—	—	(9.5)	(11.4)	—	(20.9)
Purchase of computer software	—	—	(1.3)	(0.3)	—	(1.6)
Disposal of property, plant and equipment	—	—	1.6	0.1	—	1.7
Sale of businesses and subsidiaries, net of cash disposed	—	—	1.6	—	(2.6)	(1.0)
Interest received	0.1	27.8	15.8	3.2	(46.5)	0.4
Dividends received from subsidiaries	—	—	11.7	—	(11.7)	—

Net cash inflow/(outflow) from investing activities	0.1	27.8	19.9	(8.4)	(60.8)	(21.4)

Financing activities
Buy-back of shares	—	—	—	(2.6)	2.6	—
Repayment of bank and other loans	—	(115.0)	—	—	—	(115.0)
Premiums on redemption of borrowings	—	(3.5)	—	—	—	(3.5)
Receipts on foreign currency derivatives	—	—	2.0	—	—	2.0
Capital element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Increase in collateralized cash	—	—	(0.5)	(0.1)	—	(0.6)
Net transactions in Company shares	(1.2)	—	(0.4)	(0.1)	—	(1.7)
Loans (to)/from Group companies	15.6	11.2	(0.9)	(25.9)	—	—
Interest paid	(14.4)	(5.5)	(32.2)	(1.5)	46.5	(7.1)
Redemption of subsidiary preference shares held by minority shareholders	—	—	—	(2.5)	—	(2.5)
Equity dividend paid	—	—	—	(11.7)	11.7	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(11.4)	—	(11.4)

Net cash outflow from financing activities	—	(112.8)	(32.1)	(55.8)	60.8	(139.9)

(Decrease)/increase in net cash and cash equivalents	—	(85.2)	32.6	(14.3)	—	(66.9)
Net cash and cash equivalents at the beginning of the period	—	119.5	67.2	191.0	—	377.7
Foreign currency translation	—	—	(10.7)	17.4	—	6.7

Net cash and cash equivalents at the end of the period	—	34.3	89.1	194.1	—	317.5

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

J)	CONSOLIDATED CASH FLOW STATEMENT

Q3 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	—	(0.1)	74.0	87.3	—	161.2
Income taxes paid	—	—	(6.3)	(14.6)	2.5	(18.4)
Income taxes received	—	—	—	2.5	(2.5)	—

Net cash (outflow)/inflow from operating activities	—	(0.1)	67.7	75.2	—	142.8

Investing activities
Purchase of property, plant and equipment	—	—	(14.4)	(19.1)	3.2	(30.3)
Purchase of computer software	—	—	(1.7)	—	—	(1.7)
Disposal of property, plant and equipment	—	—	5.7	0.1	(3.2)	2.6
Purchase of interests in subsidiaries, net of cash acquired	—	—	(16.3)	(0.2)	15.6	(0.9)
Sale of businesses and subsidiaries, net of cash disposed	—	—	(4.9)	(0.1)	(0.3)	(5.3)
Interest received	0.1	37.0	4.5	3.3	(44.4)	0.5
Dividends received from subsidiaries	—	—	20.2	—	(20.2)	—

Net cash inflow/(outflow) from investing activities	0.1	37.0	(6.9)	(16.0)	(49.3)	(35.1)

Financing activities
Issue of shares	0.4	—	—	15.2	(15.6)	—
Repayment of bank and other loans	—	(599.0)	(2.1)	—	—	(601.1)
Premiums on redemption of borrowings	—	(62.6)	—	—	—	(62.6)
Loans (to)/from Group companies	(0.5)	452.1	(380.4)	(71.2)	—	—
Receipts on foreign currency derivatives	—	—	2.3	—	—	2.3
Capital element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Interest element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Decrease in collateralized cash	—	—	2.2	0.6	—	2.8
Net transactions in Company shares	—	—	(0.6)	0.1	0.3	(0.2)
Interest paid	—	(36.8)	(41.5)	(3.1)	44.4	(37.0)
Financing costs paid	—	(5.8)	—	—	—	(5.8)
Equity dividend paid	—	—	—	(20.2)	20.2	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(12.4)	—	(12.4)

Net cash outflow from financing activities	(0.1)	(252.1)	(420.5)	(91.0)	49.3	(714.4)

Decrease in net cash and cash equivalents	—	(215.2)	(359.7)	(31.8)	—	(606.7)
Net cash and cash equivalents at the beginning of the period	—	238.2	416.1	161.1	—	815.4
Foreign currency translation	—	—	(11.1)	14.3	—	3.2

Net cash and cash equivalents at the end of the period	—	23.0	45.3	143.6	—	211.9

PAGE | 37

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

K)	CONSOLIDATED CASH FLOW STATEMENT

9M 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(1.5)	(1.0)	38.7	178.0	—	214.2
Income taxes paid	—	—	(25.7)	(46.2)	1.7	(70.2)
Income taxes received	—	—	10.9	0.1	(1.7)	9.3

Net cash (outflow)/inflow from operating activities	(1.5)	(1.0)	23.9	131.9	—	153.3

Investing activities
Purchase of property, plant and equipment	—	—	(23.0)	(29.9)	—	(52.9)
Purchase of computer software	—	—	(4.5)	(0.4)	—	(4.9)
Disposal of property, plant and equipment	—	—	4.0	0.6	—	4.6
Purchase of interests in subsidiaries, net of cash acquired	—	—	(7.5)	—	7.2	(0.3)
Sale of businesses and subsidiaries, net of cash disposed	—	—	6.2	(1.1)	(2.6)	2.5
Interest received	0.2	85.0	49.1	8.9	(141.8)	1.4
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	28.5	—	(28.5)	—

Net cash inflow/(outflow) from investing activities	0.2	85.0	52.8	(21.8)	(165.7)	(49.5)

Financing activities
Issue of shares	—	—	—	4.6	(4.6)	—
Repayment of bank and other loans	—	(130.1)	(2.5)	—	—	(132.6)
Premiums on redemption of borrowings	—	(3.5)	—	—	—	(3.5)
Payments on foreign currency derivatives	—	—	(0.1)	—	—	(0.1)
Capital element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Decrease in collateralized cash	—	—	1.6	—	—	1.6
Net transactions in Company shares	0.2	—	(1.8)	(0.1)	—	(1.7)
Loans from/(to) Group companies	43.3	(66.0)	41.4	(18.7)	—	—
Interest paid	(42.2)	(53.9)	(95.7)	(6.4)	141.8	(56.4)
Financing costs paid	—	(2.0)	—	—	—	(2.0)
Redemption of subsidiary preference shares held by minority shareholders	—	—	—	(2.5)	—	(2.5)
Equity dividend paid	—	—	—	(28.5)	28.5	—
Investment by a minority shareholder in a subsidiary	—	—	—	2.7	—	2.7
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(17.3)	—	(17.3)

Net cash inflow/(outflow) from financing activities	1.3	(255.5)	(57.3)	(66.2)	165.7	(212.0)

(Decrease)/increase in net cash and cash equivalents	—	(171.5)	19.4	43.9	—	(108.2)
Net cash and cash equivalents at the beginning of the period	—	205.8	66.6	156.0	—	428.4
Foreign currency translation	—	—	3.1	(5.8)	—	(2.7)

Net cash and cash equivalents at the end of the period	—	34.3	89.1	194.1	—	317.5

PAGE | 38

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

L)	CONSOLIDATED CASH FLOW STATEMENT

9M 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.8)	(1.3)	171.0	213.3	—	382.2
Income taxes paid	—	—	(28.0)	(41.3)	5.1	(64.2)
Income taxes received	—	0.8	3.7	4.6	(5.1)	4.0

Net cash (outflow)/inflow from operating activities	(0.8)	(0.5)	146.7	176.6	—	322.0

Investing activities
Purchase of property, plant and equipment	—	—	(43.0)	(37.4)	6.0	(74.4)
Purchase of computer software	—	—	(4.2)	(0.5)	—	(4.7)
Capitalization of development costs	—	—	(0.5)	—	—	(0.5)
Disposal of property, plant and equipment	—	—	8.0	3.5	(6.0)	5.5
Purchase of available-for-sale investments	—	—	(0.4)	—	—	(0.4)
Sale of investments in associates	—	—	2.5	—	—	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(67.0)	(0.4)	65.4	(2.0)
Sale of businesses and subsidiaries, net of cash disposed	—	—	496.4	48.8	(55.5)	489.7
Interest received	0.2	137.0	12.4	10.2	(158.2)	1.6
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	120.3	—	(120.3)	—

Net cash inflow from investing activities	0.2	137.0	524.5	24.3	(268.6)	417.4

Financing activities
Issue of shares	2.6	—	—	9.8	(12.4)	—
Draw down of bank and other loans	—	—	2.0	0.1	—	2.1
Repayment of bank and other loans	—	(778.2)	(7.4)	—	—	(785.6)
Premiums on redemption of borrowings	—	(62.6)	—	—	—	(62.6)
Loans (to)/from Group companies	(1.8)	752.0	(663.7)	(86.5)	—	—
Receipts on foreign currency derivatives	—	—	0.7	—	—	0.7
Capital element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Interest element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Decrease/(increase) in collateralized cash	—	—	4.3	(0.1)	—	4.2
Net transactions in Company shares	(0.2)	—	(3.3)	(0.1)	2.5	(1.1)
Interest paid	—	(118.6)	(149.8)	(10.1)	158.2	(120.3)
Financing costs paid	—	(5.8)	—	—	—	(5.8)
Equity dividend paid	—	—	—	(120.3)	120.3	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(33.6)	—	(33.6)

Net cash inflow/(outflow) from financing activities	0.6	(213.2)	(817.8)	(240.8)	268.6	(1,002.6)

Decrease in net cash and cash equivalents	—	(76.7)	(146.6)	(39.9)	—	(263.2)
Net cash and cash equivalents at the beginning of the period	—	99.8	190.9	183.8	—	474.5
Foreign currency translation	—	(0.1)	1.0	(0.3)	—	0.6

Net cash and cash equivalents at the end of the period	—	23.0	45.3	143.6	—	211.9

PAGE | 39

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

M)	CONSOLIDATED BALANCE SHEET

As at September 28, 2013

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	545.0	769.8	—	1,314.8
Other intangible assets	—	—	770.5	582.3	—	1,352.8
Property, plant and equipment	—	—	245.0	411.2	—	656.2
Investments in subsidiaries	2,969.9	—	2,488.3	—	(5,458.2)	—
Investments in associates	—	—	3.4	2.5	—	5.9
Trade and other receivables	17.5	1,678.1	1,404.6	868.2	(3,951.6)	16.8
Deferred tax assets	—	—	1.0	4.3	(0.2)	5.1
Post-employment benefit surpluses	—	—	2.5	4.3	—	6.8

	2,987.4	1,678.1	5,460.3	2,642.6	(9,410.0)	3,358.4

Current assets
Inventories	—	—	282.2	211.8	(1.1)	492.9
Trade and other receivables	—	2.9	556.9	456.6	(209.7)	806.7
Income tax recoverable	—	—	(5.7)	11.7	(0.4)	5.6
Available-for-sale investments	—	—	15.0	2.2	—	17.2
Cash and cash equivalents	—	39.1	89.8	194.3	—	323.2

	—	42.0	938.2	876.6	(211.2)	1,645.6

Assets held for sale	—	—	6.7	2.7	—	9.4

Total assets	2,987.4	1,720.1	6,405.2	3,521.9	(9,621.2)	5,013.4

Current liabilities
Bank overdrafts	—	(4.8)	(0.7)	(0.2)	—	(5.7)
Bank and other loans	—	(23.6)	(9.1)	—	—	(32.7)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.9)	(1.4)	(319.6)	(341.5)	209.7	(453.7)
Income tax liabilities	—	(3.3)	(62.4)	(46.1)	0.4	(111.4)
Provisions	—	—	(38.3)	(9.1)	—	(47.4)

	(0.9)	(33.1)	(430.3)	(396.9)	210.1	(651.1)

Non-current liabilities
Bank and other loans	—	(1,662.2)	(21.2)	(0.8)	—	(1,684.2)
Obligations under finance leases	—	—	(2.3)	—	—	(2.3)
Trade and other payables	(1,216.5)	(35.0)	(2,566.9)	(170.2)	3,951.7	(36.9)
Post-employment benefit obligations	—	—	(103.6)	(69.4)	—	(173.0)
Deferred tax liabilities	—	—	(287.1)	(135.5)	0.2	(422.4)
Provisions	—	—	(23.9)	(1.5)	—	(25.4)

	(1,216.5)	(1,697.2)	(3,005.0)	(377.4)	3,951.9	(2,344.2)

Total liabilities	(1,217.4)	(1,730.3)	(3,435.3)	(774.3)	4,162.0	(2,995.3)

Net assets	1,770.0	(10.2)	2,969.9	2,747.6	(5,459.2)	2,018.1

Capital and reserves
Shareholders’ equity	1,770.0	(10.2)	2,969.9	2,499.5	(5,459.2)	1,770.0
Non-controlling interests	—	—	—	248.1	—	248.1

Total equity	1,770.0	(10.2)	2,969.9	2,747.6	(5,459.2)	2,018.1

PAGE | 40

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

N)	CONSOLIDATED BALANCE SHEET

As at December 31, 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	545.4	780.7	—	1,326.1
Other intangible assets	—	—	818.6	632.0	—	1,450.6
Property, plant and equipment	—	—	256.9	436.3	—	693.2
Investments in subsidiaries under the equity method	2,851.7	—	2,437.8	—	(5,289.5)	—
Investments in associates	—	—	3.4	2.7	—	6.1
Trade and other receivables	—	4.7	14.1	2.2	—	21.0
Deferred tax assets	—	—	7.1	5.5	(6.5)	6.1
Post-employment benefit surpluses	—	—	0.7	—	—	0.7

	2,851.7	4.7	4,084.0	1,859.4	(5,296.0)	3,503.8

Current assets
Inventories	—	—	263.8	213.5	(0.5)	476.8
Trade and other receivables	17.3	1,642.5	1,803.6	1,266.1	(4,099.8)	629.7
Income tax recoverable	—	—	8.2	11.0	(0.3)	18.9
Available-for-sale investments	—	—	14.9	1.4	—	16.3
Cash and cash equivalents	—	205.8	69.5	156.0	—	431.3

	17.3	1,848.3	2,160.0	1,648.0	(4,100.6)	1,573.0

Assets held for sale	—	—	4.9	1.9	—	6.8

Total assets	2,869.0	1,853.0	6,248.9	3,509.3	(9,396.6)	5,083.6

Current liabilities
Bank overdrafts	—	—	(2.9)	—	—	(2.9)
Bank and other loans	—	(2.2)	27.4	(39.4)	—	(14.2)
Obligations under finance leases	—	—	(0.1)	—	—	(0.1)
Trade and other payables	(1.3)	(0.3)	(278.0)	(329.7)	180.3	(429.0)
Income tax liabilities	—	—	(45.3)	(46.7)	0.3	(91.7)
Provisions	—	—	(41.1)	(10.9)	—	(52.0)

	(1.3)	(2.5)	(340.0)	(426.7)	180.6	(589.9)

Non-current liabilities
Bank and other loans	—	(1,763.3)	(21.3)	(0.8)	—	(1,785.4)
Obligations under finance leases	—	—	(2.5)	—	—	(2.5)
Trade and other payables	(1,173.1)	(80.5)	(2,546.1)	(174.7)	3,919.5	(54.9)
Post-employment benefit obligations	—	—	(116.8)	(73.4)	—	(190.2)
Deferred tax liabilities	—	—	(345.6)	(151.7)	6.5	(490.8)
Provisions	—	—	(24.9)	(1.1)	—	(26.0)

	(1,173.1)	(1,843.8)	(3,057.2)	(401.7)	3,926.0	(2,549.8)

Total liabilities	(1,174.4)	(1,846.3)	(3,397.2)	(828.4)	4,106.6	(3,139.7)

Net assets	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Capital and reserves
Shareholders’ equity	1,694.6	6.7	2,851.7	2,431.6	(5,290.0)	1,694.6
Non-controlling interests	—	—	—	249.3	—	249.3

Total equity	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

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